

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2021

Josh Bayliss
Chief Executive Officer
VG Acquisition Corp.
65 Bleecker Street, 6th Floor
New York, NY 10012

> **Re: VG Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 5, 2021**
> **File No. 333-254772**

Dear Mr. Bayliss:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 7, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4, Filed May 5, 2021

Summary
Recent Developments, page 18

1.   In order to provide a more balanced presentation, please revise your presentation of Preliminary Financial Results for the Fiscal Year Ended March 31, 2021 to also disclose your estimated expenses and net income/loss for the period in addition to your current presentation of estimated, unaudited revenues.

Risk Factors
23andMe's ability to use its net operating loss carryforwards may be subject to limitations, page 41

2.   We note your response to our prior comment number 2. Please revise to include the language deleted from page 44 concerning the specific risk this offering poses to 23andMe with respect to its carryforwards, or advise.

Business
Our Market Opportunity, page 220

3.   We note your response to our prior comment number 7, which we reissue in part. Please provide additional disclosure following the table to further identify the specific indications for each of the 5 general indications listed under "early-stage programs" in the pipeline table on page 224. Alternatively, delete the number of separate immuno-oncology, cardiovascular/metabolic, immunology, neurology and gynecology and infectious disease indications in preclinical development.

Exhibits

4.   Please file the promissory note issued to the Sponsor as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

        You may contact Tara Harkins at 202-551-3639 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Suzanne Hayes at 202-551-3675 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences

cc: Derek Dostal, Esq.